                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 3)

                          Liberty ALL*STAR Equity Fund
                                (Name of Issuer)

                          Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    530158104
                                 (CUSIP Number)

                                    COPY TO:

                         Christopher C. Mansfield, Esq.
                    Senior Vice President and General Counsel
                        Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                 Communications)

                                 April 14, 2003
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 15 Pages                           SCHEDULE 13D

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   Liberty Mutual Insurance Company, IRS Identification No. 04-1543470

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                        (b) [_]

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS

   Filing pertains to sale of shares. Original source of funds for purchases was WC.

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Commonwealth of Massachusetts

--------------------------------------------------------------------------------

NUMBER OF                  7.      SOLE VOTING POWER
SHARES
BENEFICIALLY                       5,673,970
OWNED BY
EACH                       -----------------------------------------------------
REPORTING
PERSON                     8.      SHARED VOTING POWER
WITH
                                   0

                           -----------------------------------------------------

                           9.      SOLE DISPOSITIVE POWER

                                   5,673,970

                           -----------------------------------------------------

                           10.     SHARED DISPOSITIVE POWER

                                   0

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,673,970

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IC

--------------------------------------------------------------------------------


                               Page 2 of 15 Pages

Page 3 of 15 Pages                           SCHEDULE 13D

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   Liberty Mutual Fire Insurance Company, IRS Identification No. 04-1924000

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                        (b) [_]

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS

   Filing pertains to sale of shares. Original source of funds for purchases was WC.

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                 [_]

   N/A

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Commonwealth of Massachusetts

--------------------------------------------------------------------------------

NUMBER OF                  7.      SOLE VOTING POWER
SHARES
BENEFICIALLY                       770,126
OWNED BY
EACH                       -----------------------------------------------------
REPORTING
PERSON                     8.      SHARED VOTING POWER
WITH
                                   0

                           -----------------------------------------------------

                           9.      SOLE DISPOSITIVE POWER

                                   770,126

                           -----------------------------------------------------

                           10.     SHARED DISPOSITIVE POWER

                                   0

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     770,126

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IC

--------------------------------------------------------------------------------


                               Page 3 of 15 Pages

Item 1. Security and Issuer.

     The class of equity security to which this statement relates is shares of Beneficial Interest of Liberty ALL-STAR Equity Fund (the "Issuer"), a Massachusetts business trust and closed-end investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The shares are listed on the New York Stock Exchange, the Midwest Stock Exchange, the Pacific Stock Exchange, the Philadelphia Stock Exchange and the Boston Stock Exchange.

Item 2. Identity and Background.

     This statement is being filed on behalf of the following persons:

     Liberty Mutual Insurance Company ("Liberty Mutual"), a Massachusetts stock insurance company, 175 Berkeley Street, Boston, Massachusetts 02117. Liberty Mutual's principal business is property and casualty insurance.

     Liberty Mutual Fire Insurance Company ("Liberty Fire"), a Massachusetts stock insurance company, 175 Berkeley Street, Boston, Massachusetts 02117. Liberty Fire's principal business is property and casualty insurance.

     Liberty Mutual and Liberty Fire are affiliated by virtue of ownership by the same ultimate parent corporation, Liberty Mutual Holding Company Inc. Both Liberty Mutual and Liberty Fire are insurance companies as defined in section 3(a)(19) of the Securities Exchange Act of 1934 (the "1934 Act").

     The Reporting Persons were affiliates of the Issuer and its investment adviser through the Reporting Persons' affiliation with Liberty Financial Companies, Inc. On November 1, 2001 Liberty Financial Companies, Inc. completed the sale of its assets management business to Fleet National Bank, which included the investment adviser to the Issuer. As a result of the sale, the Reporting Persons are no longer affiliates of the Issuer or its investment adviser.

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors, executive officers and controlling persons of Liberty Mutual and Liberty Fire, each of whom is a United States citizen, required by Item 2 of Schedule 13D is listed on Schedule A hereto and is incorporated by reference herein.

     Within the last five years, neither Liberty Mutual nor Liberty Fire, nor to the best of their respective knowledge, any executive officer or director of Liberty Mutual or Liberty Fire, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 4 of 15 Pages

Item 3. Source and Amount of Funds or Other Consideration.

     a). Liberty Mutual - not applicable as this filing is due to open market sales of the shares (original source of funds for initial purchases was WC).

     b). Liberty Fire - not applicable as this filing is due to open market sales of the shares (original source of funds for initial purchases was WC).

Item 4. Purpose of Transaction.

     On October 7, 1997, the Investment Committee of the Board of Directors of Liberty Mutual authorized open market sales of up to 1,639,300 shares of the Issuer. On January 8, 1998, Liberty Mutual filed Amendment No. 2 to this
Schedule 13D indicating prior sales totaling 765,810 shares and intention to continue selling for three months. Liberty Mutual subsequently sold 536,797 shares after filing Amendment No. 2.

     Also on October 7, 1997, the Investment Committee of the Board of Directors of Liberty Fire authorized open market sales of up to 182,200 shares of the Issuer. On January 8, 1998, Liberty Mutual filed Amendment No. 2 to this
Schedule 13D indicating prior sales totaling 85,090 and intention to continue selling for three months. Liberty Fire subsequently sold 6,356 shares after filing Amendment No. 2.

     From March 17, 2003 to April 14, 2003, Liberty Mutual sold an additional 699,500 shares, which together with the post Amendment No. 2 sales represent sales of over 1% of the Issuer's securities.

     Currently, Liberty Mutual and Liberty Fire plan to continue selling shares of the Issuer. The timing and amount of such sales are dependent upon and subject to the satisfaction of applicable legal requirements, market conditions and other relevant factors. Liberty Mutual and Liberty Fire have no immediate plans to liquidate their entire position in the Issuer's securities.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Persons beneficially own an aggregate of 6,444,096 shares of beneficial interest of Issuer, which constitute approximately 5.3% of the total shares issued and outstanding, as reflected in the most recently available filing with the Securities and Exchange Commission by the Issuer.

     Liberty Mutual beneficially owns 5,673,970 shares of the Issuer, which constitute approximately 4.7% of the total issued and outstanding shares of beneficial interest of the Issuer.

     Liberty Fire beneficially owns 770,126 shares of the Issuer, which constitute approximately 0.6% of the total issued and outstanding shares of beneficial interest of the Issuer.

     (b)(1) Liberty Mutual has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 5,673,970 shares. Liberty Mutual has no shared power to either vote or dispose of the shares.

                               Page 5 of 15 Pages

     (b)(2) Liberty Fire has the sole power to vote or direct the vote, and the sole power to dispose of or to direct the disposition of, 770,126 shares. Liberty Fire has no shared power to either vote or dispose of the shares.

     (c) See Schedule B attached hereto, and by reference incorporated herein, describing transactions in the shares of Issuer effected within the past sixty days by the Reporting Persons.

     (d) With respect to Liberty Mutual and Liberty Fire, to the best of their knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     To the best of their respective knowledge, the Reporting Persons do not have any contracts, arrangements, understandings or relationship with any person with respect to the securities of the Issuer, regarding the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     Exhibit A.    Amended Schedule 13D Joint Filing Agreement dated
                   April 22, 2003

                               Page 6 of 15 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



LIBERTY MUTUAL INSURANCE COMPANY


By: /s/ Christopher C. Mansfield
    Christopher C. Mansfield, Esq.
    Senior Vice President and General Counsel


LIBERTY MUTUAL FIRE INSURANCE COMPANY


By: /s/ Christopher C. Mansfield
    Christopher C. Mansfield, Esq.
    Senior Vice President and General Counsel



    Dated this 22nd day of April, 2003.


                               Page 7 of 15 Pages

                                   SCHEDULE A

Controlling Persons

Liberty Mutual Insurance Company, a Massachusetts stock insurance company and Liberty Mutual Fire Insurance Company, a Massachusetts stock insurance company are indirect subsidiaries of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company. Liberty Mutual Holding Company Inc. is a mutual holdings company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The officer and director information for Liberty Mutual Insurance Company, Liberty Mutual Fire Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

                        Liberty Mutual Insurance Company
                        --------------------------------

                      c/o Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117


                               Executive Officers

Edmund F. Kelly                               Terry L. Conner                       Dexter R. Legg
Chairman of the Board, President and          Senior Vice President and             Vice President and Secretary
Chief Executive Officer                       Chief Information Officer             Citizenship: U.S.A.
Citizenship: U.S.A.                           Citizenship: U.S.A.
                                                                                    Robert T. Muleski
John B. Conners                               A. Alexander Fontanes                 Vice President and Corporate
Executive Vice President                      Senior Vice President and             Actuary
Citizenship: U.S.A.                           Chief Investment Officer              Citizenship: U.S.A.
                                              Citizenship: U.S.A.
Gary R. Gregg                                                                       Juliana M. Coyle
Executive Vice President                      Christopher C. Mansfield              Vice President and Treasurer
Citizenship: U.S.A.                           Senior Vice President and             Citizenship: U.S.A.
                                              General Counsel
Roger L. Jean                                 Citizenship: U.S.A.                   Judith M. Arnost
Executive Vice President                                                            Assistant Treasurer
Citizenship: U.S.A.                           Helen E.R. Sayles                     Citizenship: U.S.A.
                                              Senior Vice President
Thomas C. Ramey                               Citizenship: U.S.A.                   Diane S. Bainton
Executive Vice President                                                            Assistant Secretary
Citizenship: U.S.A.                           Stephen G. Sullivan                   Citizenship: U.S.A.
                                              Senior Vice President
J. Paul Condrin II                            Citizenship: U.S.A.
Senior Vice President and
Chief Financial Officer                       Dennis J. Langwell
Citizenship: U.S.A.                           Vice President and Comptroller
                                              Citizenship: U.S.A.

                               Page 8 of 15 Pages

                        Liberty Mutual Insurance Company
                        --------------------------------

                      c/o Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117


                                    Directors

J. Paul Condrin II                   Gary R. Gregg                       Christopher C. Mansfield
Senior Vice President,               Executive Vice President            Senior Vice President and
Chief Financial Officer and          Citizenship: U.S.A.                 General Counsel
Treasurer                                                                Citizenship: U.S.A.
Citizenship: U.S.A.                  Edmund F. Kelly
                                     Chairman of the Board,              Thomas C. Ramey
John B. Conners                      President and                       Executive Vice President
Executive Vice President             Chief Executive Officer             Citizenship: U.S.A.
Citizenship: U.S.A.                  Citizenship: U.S.A.

A. Alexander Fontanes
Senior Vice President and
Chief Investment Officer
Citizenship: U.S.A.

Executive Officers and Directors of Ultimate Control Person

                               Page 9 of 15 Pages

                      Liberty Mutual Fire Insurance Company
                      -------------------------------------

                      c/o Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117


                               Executive Officers

Edmund F. Kelly                 Terry L. Conner                      Dexter R. Legg
Chairman of the Board,          Senior Vice President and            Vice President and Secretary
President and                   Chief Information Officer            Citizenship: U.S.A.
Chief Executive Officer         Citizenship: U.S.A.
Citizenship: U.S.A.                                                  Robert T. Muleski
                                A. Alexander Fontanes                Vice President and Corporate
John B. Conners                 Senior Vice President and            Actuary
Executive Vice President        Chief Investment Officer             Citizenship: U.S.A.
Citizenship: U.S.A.             Citizenship: U.S.A.
                                                                     Juliana M. Coyle
Gary R. Gregg                   Christopher C. Mansfield             Vice President and Treasurer
Executive Vice President        Senior Vice President and            Citizenship: U.S.A.
Citizenship: U.S.A.             General Counsel
                                Citizenship: U.S.A.                  Judith M. Arnost
Roger L. Jean                                                        Assistant Treasurer
Executive Vice President        Helen E.R. Sayles                    Citizenship: U.S.A.
Citizenship: U.S.A.             Senior Vice President
                                Citizenship: U.S.A.                  Diane S. Bainton
Thomas C. Ramey                                                      Assistant Secretary
Executive Vice President        Stephen G. Sullivan                  Citizenship: U.S.A.
Citizenship: U.S.A.             Senior Vice President
                                Citizenship: U.S.A.
J. Paul Condrin II
Senior Vice President and       Dennis J. Langwell
Chief Financial Officer         Vice President and
Citizenship: U.S.A.             Comptroller
                                Citizenship: U.S.A.

                               Page 10 of 15 Pages

                      Liberty Mutual Fire Insurance Company
                      -------------------------------------

                      c/o Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117


                                    Directors

J. Paul Condrin II                  Gary R. Gregg                      Christopher C. Mansfield
Senior Vice President,              Executive Vice President           Senior Vice President and
Chief Financial Officer and         Citizenship: U.S.A.                General Counsel
Treasurer                                                              Citizenship: U.S.A.
Citizenship: U.S.A.                 Edmund F. Kelly
                                    Chairman of the Board,             Thomas C. Ramey
John B. Conners                     President and                      Executive Vice President
Executive Vice President            Chief Executive Officer            Citizenship: U.S.A.
Citizenship: U.S.A.                 Citizenship: U.S.A.

A. Alexander Fontanes
Senior Vice President and
Chief Investment Officer
Citizenship: U.S.A.

                               Page 11 of 15 Pages

Executive Officers and Directors of Ultimate Control Person


                       Liberty Mutual Holding Company Inc.
                       -----------------------------------

                      c/o Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117


                                    Officers

Edmund F. Kelly                   Terry L. Conner                       Dennis J. Langwell
Chairman of the Board,            Senior Vice President and             Vice President and
President and                     Chief Information Officer             Comptroller
Chief Executive Officer           Citizenship: U.S.A.                   Citizenship: U.S.A.
Citizenship: U.S.A.
                                  A. Alexander Fontanes                 Dexter R. Legg
John B. Conners                   Senior Vice President and             Vice President and Secretary
Executive Vice President          Chief Investment Officer              Citizenship: U.S.A.
Citizenship: U.S.A.               Citizenship: U.S.A.
                                                                        Robert T. Muleski
Gary R. Gregg                     Christopher C. Mansfield              Vice President and Corporate
Executive Vice President          Senior Vice President and             Actuary
Citizenship: U.S.A.               General Counsel                       Citizenship: U.S.A.
                                  Citizenship: U.S.A.
Roger L. Jean                                                           Juliana M. Coyle
Executive Vice President          Helen E.R. Sayles                     Vice President and Treasurer
Citizenship: U.S.A.               Senior Vice President                 Citizenship: U.S.A.
                                  Citizenship: U.S.A.
Thomas C. Ramey                                                         Judith M. Arnost
Executive Vice President          Stephen G. Sullivan                   Assistant Treasurer
Citizenship: U.S.A.               Senior Vice President                 Citizenship: U.S.A.
                                  Citizenship: U.S.A.
J. Paul Condrin III                                                     Diane S. Bainton
Senior Vice President and                                               Assistant Secretary
Chief Financial Officer                                                 Citizenship: U.S.A.
Citizenship: U.S.A.

                               Page 12 of 15 Pages

                       Liberty Mutual Holding Company Inc.
                       -----------------------------------

                                    Directors

Michael J. Babcock                      Francis Albert Doyle, III               Stephen F. Page
Private Investor                        President and CEO                       Vice Chairman and Chief Financial
c/o Liberty Mutual                      c/o Connell Ltd. Partnership            Officer
Insurance Company                       One International Place                 c/o United Technologies Corporation
175 Berkeley Street                     31st Floor                              United Technologies Building
Boston, Massachusetts  02117            Boston, MA 02110                        1 Financial Plaza
Citizenship: U.S.A.                     Citizenship: U.S.A.                     Hartford, Connecticut  06101
                                                                                Citizenship: U.S.A.
Gary C. Butler                          John P. Hamill
President and                           Chairman and                            Dr. Kenneth L. Rose
Chief Operating Officer                 Chief Executive Officer                 Vice Chairman and
c/o Automatic Data                      c/o Sovereign Bank                      Chief Executive Officer
Processing, Inc.                        New England                             c/o Henkels & McCoy, Inc.
One ADP Boulevard                       75 State Street                         985 Jolly Road
Roseland, New Jersey 07068-             Boston, Massachusetts  02109            Blue Bell, Pennsylvania  19422-0900
1728                                    Citizenship: U.S.A.                     Citizenship: U.S.A.
Citizenship: U.S.A.
                                        Marian L. Heard                         Ellen A. Rudnick
Charles I. Clough, Jr.                  President and                           Executive Director and Clinical
Chairman and                            Chief Executive Officer                 Professor, Entrepreneurship Program
Chief Executive Officer                 c/o United Way                          c/o University of Chicago
c/o Clough Capital Partners, LP         of Massachusetts Bay                    Graduate School of Business
260 Franklin Street, Suite 1920         245 Summer Street, Suite 1401           1101 East 58th Street
Boston, Massachusetts,  02110           Boston, Massachusetts  02210            Chicago, Illinois  60637
Citizenship: U.S.A.                     Citizenship: U.S.A.                     Citizenship: U.S.A.

Gary L. Countryman                      Edmund F. Kelly                         Glenn P. Strehle
Chairman Emeritus                       Chairman, President and                 Treasurer Emeritus
c/o Liberty Mutual                      Chief Executive Officer                 c/o Massachusetts Institute
Insurance Company                       c/o Liberty Mutual                      of Technology
175 Berkeley Street                     Holding Company, Inc.                   77 Massachusetts Avenue, Room 9-223
Boston, Massachusetts  02117            175 Berkeley Street                     Cambridge, Massachusetts  02139-4307
Citizenship: U.S.A.                     Boston, Massachusetts  02117            Citizenship: U.S.A.
                                        Citizenship: U.S.A.
Paul J. Darling, II                                                             William C. Van Faasen
President and                           Thomas J. May                           Chairman, President and
Chief Executive Officer                 Chairman, President and                 Chief Executive Officer
c/o Corey Steel Company                 Chief Executive Officer                 c/o Blue Cross and Blue Shield
2800 South 61st Court                   c/o NSTAR                               of Massachusetts, Inc.
Cicero, Illinois  60804-3091            800 Boylston Street                     Landmark Center
Citizenship: U.S.A.                     Boston, Massachusetts  02199            401 Mark Drive
                                        Citizenship: U.S.A.                     Boston, Massachusetts  02215-3326
                                                                                Citizenship: U.S.A.

                               Page 13 of 15 Pages

                                   SCHEDULE B

                       Liberty All-Star Equity Fund Sales

During the past sixty days, Liberty Mutual affected the following open market sales of the Issuer's securities:

     Trade Date              No. of Shares          Price          Commission          SEC Fee        Proceeds
     3/17/2003                   25,000            $6.6640         $1,500.00           $ 5.02      $  165,094.98
     3/18/2003                  150,000            $6.9015         $9,000.00           $31.17      $1,026,193.83
     3/19/2003                   50,000            $6.8500         $3,000.00           $10.31      $  339,489.69
     3/20/2003                   70,700            $6.8123         $4,242.00           $14.50      $  477,373.11
     3/25/2003                   50,000            $6.8921         $3,000.00           $ 8.69      $  341,596.31
     3/26/2003                   18,200            $6.8274         $1,092.00           $ 3.14      $  123,163.54
     3/27/2003                   19,400            $6.8341         $1,164.00           $ 3.35      $  131,414.19
     3/28/2003                   19,800            $6.7864         $1,188.00           $ 3.39      $  133,179.33
      4/1/2003                   24,300            $6.7800         $1,458.00           $ 7.72      $  163,288.28
      4/2/2003                   98,400            $6.9126         $5,904.00           $31.84      $  674,264.00
      4/3/2003                   26,700            $6.9721         $1,602.00           $ 8.72      $  184,544.35
      4/4/2003                    8,600            $6.9500         $  516.00           $ 2.80      $   59,251.20
      4/7/2003                   30,000            $7.0692         $1,800.00           $ 9.93      $  210,266.07
      4/8/2003                   34,900            $6.9662         $1,745.00           $11.38      $  241,364.00
      4/9/2003                   36,000            $6.9583         $1,800.00           $11.73      $  248,687.07
     4/14/2003                   37,500            $7.0074         $1,875.00           $12.30      $  260,890.54
     4/15/2003                   50,000            $7.0322         $2,500.00           $16.46      $  349,093.54
     4/16/2003                   20,400            $7.0538         $1,020.00           $ 6.74      $  142,870.78
     4/17/2003                   50,000            $7.0601         $2,500.00           $16.53      $  350,488.47

       Total                    819,900

                               Page 14 of 15 Pages

                                    EXHIBIT A


                       Schedule 13D Joint Filing Agreement

     Each of Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company hereby agree that the amended Schedule 13D filed herewith, and amendments which may be filed thereto, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the regulations thereunder, relating to the sale of shares of beneficial interest of Liberty ALL*STAR Equity Fund, shall be filed jointly on behalf of each Company.

Dated this 22nd day of April, 2003,

LIBERTY MUTUAL INSURANCE COMPANY


By: /s/ Christopher C. Mansfield
    Christopher C. Mansfield, Esq.
    Senior Vice President and General Counsel



LIBERTY MUTUAL FIRE INSURANCE COMPANY


By: /s/ Christopher C. Mansfield
    Christopher C. Mansfield, Esq.
    Senior Vice President and General Counsel



                               Page 15 of 15 Pages